

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2024

Ian Somaiya
Chief Financial Officer
New Amsterdam Pharma Company N.V.
Gooimeer 2-35
Naarden
The Netherlands 1411 DC

> **Re: New Amsterdam Pharma Company N.V.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 28, 2024**
> **File No. 001-41562**

Dear Ian Somaiya:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian Rosenzweig